November 9, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: John Grzeskiewicz, Senior Counsel

Re:	EntrepreneurShares Series Trust — File Nos.: 333-168040 and 811-22436 Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

On behalf of EntrepreneurShares Series Trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed to us in phone conversations on November 5, 2010 with Christina DiAngelo of the accounting Staff, and with you, relating to Pre-Effective Amendment No. 2 to the registration statement on Form N-1A of the Trust with respect to shares of its series, EntrepreneurShares Global FundTM (the “Fund”), which was filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on November 4, 2010 (Accession No. 0000898432-10-001400).

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed by the Fund’s response.

Prospectus Comments

1. Comment — In the fee table included in the “Summary Information” section, please remove the reference to the 1.00% CDSC on $1 million purchases and the corresponding footnote.

Response — The requested changes have been made.

2. Comment — In the section entitled “Investment Objective and Investment Strategies — Portfolio Manager Investment Philosophy,” define the term “ROIC” as used in the list of entrepreneurial attributes that the Fund’s portfolio manager considers.

Response — The prospectus has been amended to disclose that the term “ROIC” stands for “return on invested capital.”

Securities and Exchange Commission
November 9, 2010

Part C Comment

3. Comment — The consent of the Fund’s independent registered independent accounting firm references the incorrect pre-effective amendment number. Please re-file the consent with a reference to the correct pre-effective amendment number.

Response — The Fund will file pre-effective amendment number 3 and will include a consent from the Fund’s independent registered independent accounting firm that references the correct pre-effective amendment number.

*           *           *           *           *

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the registration statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

3.
The action of the SEC or the Staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing;

4.	The Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust intends to make the changes described in this letter in a pre-effective amendment to the Trust’s registration statement accompanying this response.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  The Fund and its distributor have filed requests seeking acceleration of the effective date of its registration statement.

If you have any questions concerning the foregoing, please contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:	Joel M. Shulman David Cragg George J. Zornada